UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

On May 26, 2026, Virax Biolabs Group Limited issued a press release today reporting positive early pilot performance data for ViraxImmune™, its blood-based test in development for Long COVID, myalgic encephalomyelitis/chronic fatigue syndrome (“ME/CFS”) and related post-acute infection syndromes (“PAIS”). In the pilot dataset, ViraxImmune™ demonstrated measurable separation between PAIS patients and healthy controls, achieving 88% specificity and 92% positive predictive value (“PPV”) — early performance metrics that Virax believes support continued development and advancement into larger clinical validation.

Based on estimates derived from CDC, the RECOVER Initiative and other peer-reviewed and public-health sources, Virax estimates that up to 21 million adults in the United States may currently be living with Long COVID and related PAIS conditions, with approximately 2.5 million new cases estimated each year. Virax believes this represents a significant potential U.S. testing opportunity in an area where many patients are often assessed through symptoms and exclusion, rather than objective immune biomarkers of the type ViraxImmune™ is being developed to assess.

Highlights:

•
In the pilot dataset, ViraxImmune™ demonstrated measurable separation between PAIS patients and healthy controls and achieved 88% specificity and 92% positive predictive value (“PPV”).
•
ViraxImmune™ has now been evaluated in more than 120 subjects in the Company’s ongoing UK clinical study in Long COVID, ME/CFS and related post-acute infection syndromes.

•
Virax is preparing for its next major development milestone: a larger clinical validation analysis involving previously collected samples from 300 additional participants, with analysis expected to begin in Q4 2026 and results expected in Q1 2027.
•
Findings support continued advancement toward Virax’s intended U.S. market-entry strategy: an initial PAIS-focused U.S. Laboratory Developed Test (“LDT”) route, with broader in vitro diagnostic (“IVD”) development planned over time.

A copy of the press release dated May 26, 2026 is included as Exhibit 99.1 to this report.

Exhibits

Exhibit No	Description

99.1	Press release dated May 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	May 26, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer